SEC File Number
001-15803

CUSIP Number
0000858803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form N-SAR

For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:	N/A

PART I — REGISTRANT INFORMATION

Avanir Pharmaceuticals Full Name of Registrant

Lidak Pharmaceuticals Former Name if Applicable

11388 Sorrento Valley Road Address of Principal Executive Office (Street and Number)

San Diego, California 92121 City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on Form 8-K on March 14, 2005, the Company acquired certain intangible assets from IriSys, Inc. on March 8, 2005. The Company is performing further analysis and research on the proper accounting treatment under United States generally accepted accounting principles for the acquisition of these assets. If it is determined that all or part of the value of these assets should be expensed, the Company would record a one-time research and development charge of up to $7.2 million in the quarter ended March 31, 2005. If it is determined that all or a part of the value of these assets should be capitalized, the Company would amortize the appropriate amount over the expected life of the related asset.

The Company anticipates that it will file its quarterly report on Form 10-Q for the quarter ended March 31, 2005 no later than May 16, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory P. Hanson, Chief Financial Officer	(858)	622-5200

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III, the Company is currently determining the impact of the proper accounting treatment to be applied to the acquisition of certain assets from IriSys, Inc. as it relates to the financial statements for the quarter ended March 31, 2005.

SIGNATURE

Avanir Pharmaceuticals has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Avanir Pharmaceuticals

Date: May 10, 2005	By:	/s/ Gregory P. Hanson

Gregory P. Hanson
Chief Financial Officer

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